UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

								January 26, 2007

Via Facsimile (313) 665-4979 and US Mail

G. Richard Wagoner, Jr.
Chief Executive Officer
General Motors Corporation
300 Renaissance Center
Detroit, Michigan  48265-3000

	Re:	General Motors Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed February 28, 2006
      Response Letter Dated December 21, 2006
 		File No. 1-143

Dear Mr. Wagoner:

      We reviewed your response dated December 21, 2006 and have the following comment. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.


General
1. We note the information in your response pertaining to "business relationships that GM`s affiliate Daewoo has in North Korea or Iran."
Please confirm that neither you nor your subsidiaries or affiliated entities have any past, present or anticipated business relationships or contacts with Iran, North Korea or Sudan, except as described in your response regarding GMDAT and its history. To the extent you do have such direct or indirect business relationships or contacts, please describe them and provide an analysis consistent with prior comment two.



      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance


G. Richard Wagoner, Jr.
General Motors Corporation
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